BÖHLER UDDEHOLM

05006634

*:ST AVAILABLE COPY

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

RECEIVED
MAR 10 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

SUPPL

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Friday, February 18, 2005
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[4089]

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces **preliminary results 2004** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler | Sabrina Kaiser

3/22

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/6
7986901/6

Vienna, FN 7
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UID-N. ATU